Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.             Name & Address of Company

EMX ROYALTY CORPORATION (the “Company”)
Suite 501 - 543 Granville Street
Vancouver, British Columbia
V6C 1X8

Item 2.             Date of Material Change

August 28, 2017

Item 3.             News Release

A press release dated August 29, 2017 was issued to the British Columbia and Alberta Securities Commission, the TSX Venture Exchange and through the facilities of Newsfile Corp via Canadian Timely Disclosure.

Item 4.             Summary of Material Change

The Company provided an update on the Company’s executive compensation program. As part of this program, the Company has issued short term incentive awards for 2016 in the form of stock grants, long-term incentives in the form of stock options and performance related restricted stock units.

Item 5.             Full Description of Material Change

Item 5.1          Full Description of Material Change

Please refer to the press release of the Company disseminated on August 29, 2017attached hereto.

Item 5.2          Disclosure for Restructuring Transactions

Not applicable

Item 6.             Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.             Omitted Information

None.

Item 8.             Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Kim Casswell, Corporate Secretary
Phone: 604-688-6390
Email: kcasswell@seabordservices.com

Item 9.             Date of Report:

August 30, 2017

NEWS RELEASE

EMX Provides Compensation Program Update

Vancouver, British Columbia, August 29, 2017 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (the “Company” or “EMX”) is pleased to provide an update on the Company’s executive compensation program. As part of this program, the Company has issued short term incentive awards for 2016 in the form of stock grants and long-term incentives in the form of stock options and performance related restricted stock units (RSUs). Both short and long-term incentives are based on issuances of the Company’s common shares.

The Company’s Board of Directors and its independent Compensation Committee, in conjunction with the Company’s management and an outside advisor, Lane Caputo Compensation Inc., have developed a compensation program to assist EMX in attracting and retaining high caliber executives. The program aims to align the interests of executives with those of the shareholders, reflect the executives’ performance, expertise, responsibilities and length of service to the Company and reflect the Company’s current state of development, performance and financial status. The Company’s compensation plan is outlined in its Information Circular dated April 3, 2017 and filed as part of the annual general meeting of the shareholders.

Short-term annual incentives are based on the performance of each executive against pre-determined individual and corporate objectives including exploration capital spent by 3rd parties, acquisition of new projects, execution of new property agreements, cash management, safety and community social responsibility. In an effort to manage cash flow and provide executives with more exposure to the Company’s stock, EMX will consider paying annual incentives in RSUs rather than cash. For 2016 performance, the Company has issued, subject to any applicable stock exchange approvals and vesting requirements, 245,000 common share stock grants to various officers, employees and consultants. As outlined above, the purpose of the stock grants is to reward these individuals for their significant efforts towards the successes and goals of the Company in 2016.

Long-term incentives are a particularly important component of compensation as executives need to be aligned with the risk/reward profile of shareholders through participation in share price appreciation. The number of stock options and other equity-based incentives granted annually to each executive is targeted at median levels in the peer group and should be sufficient, when combined with each position’s other elements of compensation, to allow total direct compensation to achieve upper quartile positioning for superior share price performance.

As part of the Company’s long-term incentive plan, the Company has granted the following:

  Pursuant to the Company’s Stock Option Plan, incentive stock options to purchase 1,472,500 common shares exercisable at $1.20 CAD per share for a period of five years to directors, officers, employees, consultants and management company employees of EMX.

  Pursuant to the Company’s Long-Term Restricted Share Unit Plan, 312,500 RSUs to officers, management and consultants of EMX. All RSUs granted have defined performance criteria to be met before the issuance of shares. The performance criteria are evaluated over a three (3) year period starting on January 1, 2017 and ending December 31, 2019. Half of each RSU award is subject to the Company achieving cash flow neutrality, while the remaining half of the RSU award is subject to Total Shareholder Return (“TSR”) performance relative to the S&P/Global Gold Index. The following relative TSR performance versus payout multiple will apply to the half of the RSU award subject to TSR:

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

» Below median Performance (0 – 49th percentile): 0% of RSUs vest.
» 3rd Quartile Performance (50th percentile – 74th Percentile): 100% of RSUs vest.
» Upper Quartile Performance (75th percentile – 100th percentile): 200% of RSUs vest.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX receiving pre-production payments and retaining royalty interests. EMX complements its royalty generation initiatives with royalty acquisitions and strategic investments.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@emxroyalty.com	Email: SClose@emxroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the six months ended June 30, 2017 (the “MD&A”), and the most recently filed Form 20-F for the year ended December 31, 2016, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com